

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 14, 2009

Mr. David A. Chaput
Chief Financial Officer
General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, CO 80401

> **Re:** **General Moly, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-32986**

Dear Mr. Chaput:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief